Exhibit 99.1

BW LPG Limited – Financial Results for Q2 2026

Singapore, 28 August 2026

Highlights Q2 2026

Financial performance

●	Q2 2026 profit attributable to equity holders of the Company was US$120 million, representing an earnings per share of US$0.79, contributed by a strong shipping performance.

Commercial performance

●	Q2 2026 TCE income – Shipping concluded at US$74,000 per available day and US$71,600 per calendar day, after IFRS 15 and FFA negative adjustments of US$16.4 million and US$12.0 million respectively. The earnings also reflect the Company’s robust time charter coverage of 53% of available days at US$64,000 per day, and good exposure to the strong spot market.
●	BW Product Services generated a strong realised trading gain of US$127 million during the quarter. Reported trading results were a gross loss of US$18 million and a loss after tax of US$31 million, primarily due to a non-cash unrealised mark-to-market valuation change of negative US$145 million on open positions.

Q3 2026 TCE guidance

●	For Q3, available fleet days are fixed at 92% at an average rate of ~US$88,000 per day, including fixed time charter coverage of 41% at US$44,300 per day. The TCE guidance excludes potential IFRS 15 and FFA impact.

Strong dividend distribution

●	Supported by ample liquidity, the Company declared a Q2 2026 cash dividend of US$0.95 per share, which equals to 100% of Shipping NPAT for Q2 2026.

Subsequent events

●	Sale of 2007-built BW Elm and BW Birch, both second-hand sales at a value equivalent to a newbuilding price of ~US$248 million. On a 100% basis, the sales are expected to generate net book gains of approximately US$36 million for BW Elm and US$37 million for BW Birch, with net cash proceeds of approximately US$64 million for each vessel. BW Elm was delivered in July, and BW Birch is expected to be delivered by mid-November.
●	Sale of the 2015-built BW Levant, acquired as part of the 2024 Avance Gas transaction. The sale is expected to generate a net book gain and net cash proceeds of approximately US$17 million and US$38 million respectively. BW Levant is scheduled for delivery by mid-November.
●	2016-built LPG dual-fuel retrofit vessel fixed for five-year time charter out agreement in the mid-high US$40,000s per day with delivery end 2026.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q2 2026 Net Profit After Tax (NPAT) of US$138 million, yielding an annualised return on equity of 27%. The Q2 profit attributable to the equity holders of the Company was US$120 million, and earnings per share were US$0.79.

The Company reported ample liquidity of US$773 million. The end-of-quarter net leverage ratio was 23.5%, compared to 26.3% as of 31 March 2026.

The Board declared a cash dividend of US$0.95 per share, representing 100% of Shipping NPAT Q2 2026.

Commercial Performance Shipping

The Q2 2026 shipping performance resulted in US$74,000 per available day and US$71,600 per calendar day, after IFRS 15 and FFA negative adjustments of US$16.4 and US$12.0 million respectively. Time Charter Equivalent (TCE) income was US$274.9 million for the quarter, with the BW LPG India subsidiary contributing a TCE income of US$68.4 million for the quarter.

For Q3 2026, the Company has fixed ~92% of available days at an average rate of ~US$88,000 per day.

For 2H 2026, the Company has secured 41% of the fleet capacity on fixed-rate time charters at US$44,100 per day, and an additional 4% through FFA hedges at an average rate of US$48,000 per day.

Product Services

Product Services delivered strong positive realised results despite turbulent market conditions, reflecting effective risk management. The trading division generated a realised trading gain of US$127 million during the quarter. Trading results reported as a gross loss of US$18 million and a loss after tax of US$31 million, primarily due to a non-cash unrealised mark-to-market valuation change of negative US$145 million on open positions.

Market Update

The first half of 2026 was one of the most volatile periods on record for the VLGC market. Following the outbreak of war in the Middle East, the closure of the Strait of Hormuz caused significant disruption to regional LPG pricing and global VLGC trade patterns.

In the immediate aftermath of the conflict, LPG importers shifted their procurement towards the US, driving export terminal fees sharply higher while VLGC freight rates weakened. As additional US export capacity subsequently came online, vessel availability rather than export infrastructure emerged as the primary bottleneck in the LPG value chain.

Towards the end of June, the price differential between US and Far East LPG (the arbitrage) narrowed considerably as expectations for a sustained reopening of the Strait of Hormuz grew.

More recently, spot VLGC rates have strengthened alongside a widening US–Far East LPG arbitrage as tensions in the Middle East have re-escalated. In addition, declining water levels have prompted the Panama Canal Authority to impose transit restrictions, resulting in more VLGCs sailing via the Cape of Good Hope. The longer voyage distances have reduced the effective supply of vessels and provided further support to freight rates.

Cargo Movements

During the first half of 2026, US LPG exports carried by VLGCs increased by 16%, supported by additional export capacity and a shift in sourcing following the outbreak of war in the Middle East.

India accounted for the largest increase, with US LPG exports to India rising 212% compared with the first half of 2025. US exports to China also recovered during the period, reaching monthly levels not seen since the onset of the US–China trade war. As a result, US exports to China for the first six months of 2026 increased 2% year-on-year.

Middle East LPG exports carried by VLGCs declined 46% year-on-year during the first six months of 2026 as the conflict severely disrupted cargo movements through the Strait of Hormuz.

Far East LPG imports declined 18% during the first half of 2026, primarily due to the disruption of Middle East exports. China recorded the largest decline, with imports down 26% year-on-year, while imports into Japan and South Korea decreased by 1% and 7%, respectively.

LPG imports into Southeast Asia carried by VLGCs declined by only 1% during the first half of 2026. While the region has historically sourced most of its LPG from the Middle East, it has increasingly diversified towards US supply in recent years. Imports from the US increased 31% compared with the first half of 2025.

Panama Canal

The new locks at the Panama Canal have continued to operate at or near full capacity. However, lower-than-normal rainfall has reduced water levels in Lake Gatún, resulting in restrictions on transits through the original locks and higher auction fees for the new locks.

Continued congestion and elevated transit costs cannot be ruled out for the remainder of the year, particularly if El Niño adversely affects rainfall in Panama.

Looking further ahead, demand for Panama Canal transits is expected to increase as additional LNG, ethane and LPG carriers enter service.

China PDH plants

Average PDH operating rates in China have recovered to levels above 70%, close to those seen prior to the outbreak of the war in the Middle East. LPG inventories have also rebounded from the low levels recorded in May, reflecting stronger import volumes during June.

While no additional PDH plants are expected to come online for the remainder of 2026, nine more are scheduled to start up in 2027, followed by another six in 2028 and beyond.

Fleet Capacity

During 2026, 27 VLGCs have been delivered, with a further 13 vessels expected by year-end.

The orderbook currently stands at 155 VLGCs, equivalent to 35% of the existing fleet, with deliveries scheduled through the fourth quarter of 2030. Approximately 9% of the existing fleet is 25 years of age or older.

Market Outlook

Spot VLGC earnings are expected to remain highly sensitive to geopolitical developments and disruptions to global trading patterns.

A full reopening of the Strait of Hormuz would almost certainly increase Middle East LPG export volumes, however, it could also narrow the US–Far East arbitrage and reduce overall ton-mile demand for VLGCs.

Assuming conflict resolution in Q3 2026, the Middle East exports are expected to gradually recover, although full recovery is expected to take 12-36 months depending on local conditions and infrastructure damage severity. North American LPG exports are expected to continue growing, supported by new export infrastructure and increasing gas-rich oil production from the Permian Basin.

The Ras Tanura–Chiba Forward Freight Agreement (FFA) market for the remainder of 2026 is currently indicating earnings slightly below US$180,000 per day, although liquidity remains limited.

Q2 2026 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q2 2026 Earnings Presentation and Interim Financial Report, or download the documents here: https://www.bwlpg.com/investor/financial-reports-presentations/

BW LPG will present its financial results at 08:00hrs EDT/ 14:00hrs CEST/ 20:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below: https://bit.ly/BWLPGQ22026

Registered participants will receive a confirmation email containing access details for the Zoom meeting. A recording of the presentation will be made available on the Company’s website following the event at https://www.bwlpg.com/investor/financial-reports-presentations/

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.